

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2024

Andrew Bonfield
Chief Financial Officer
Caterpillar Inc.
5205 N. O'Connor Blvd.
Suite 100
Irving, TX 75039

      Re: Caterpillar Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-00768

Dear Andrew Bonfield:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Technology

cc: Nikki Puza